UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________________

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

_________________________________

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012.

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ______.

Commission file number 1-2299

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Applied Industrial Technologies, Inc.
Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Applied Industrial Technologies, Inc.
One Applied Plaza
Cleveland, Ohio 44115-5056

Financial Statements and Exhibit(s) (enclosed)

(a)    Financial Statements

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits
As of December 31, 2012 and 2011

Statement of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2012 and 2011
Notes to Financial Statements

Supplemental Schedules

(b)    Exhibit(s)

23    Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

APPLIED INDUSTRIAL TECHNOLOGIES,
INC. RETIREMENT SAVINGS PLAN

By: Applied Industrial Technologies, Inc., as Plan Administrator

By: /s/ Michael L. Coticchia
Michael L. Coticchia
Vice President-Chief Human Resources Officer

Date: June 27, 2013

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

Financial Statements
For the Years Ended December 31, 2012 and 2011

Supplemental Schedules
As of December 31, 2012 and For the Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Investment and Advisory Committees for the Applied Industrial Technologies, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Applied Industrial Technologies, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2012 and 2011 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2012 and 2011 and the changes in net assets for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 and schedule of reportable transactions for the year ended December 31, 2012 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Cleveland, Ohio
June 27, 2013

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2012 AND 2011

	2012	2011

Assets:
Investments at fair value:
Applied Industrial Technologies, Inc. Stock Fund	$112,632,791	$104,161,215
Mutual funds	234,034,141	215,121,398
Common/collective trust funds	61,834,421	63,340,181
Total investments	408,501,353	382,622,794

Participant notes receivable	8,997,880	9,799,217

Net assets available for plan benefits, reflecting investments at fair value	417,499,233	392,422,011

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(1,050,928)	(950,965)

Net assets available for benefits	$416,448,305	$391,471,046

See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Additions to net assets attributed to:
Contributions:
Participants	$11,514,321	$11,377,323
Participants' rollovers	338,960	1,276,194
Employer	11,062,038	11,261,671
Total contributions	22,915,319	23,915,188

Investment Income:
Dividends, interest and other:
Applied Industrial Technologies, Inc. Stock Fund	2,341,051	2,213,556
Mutual funds	3,715,071	2,562,996
Common/collective trust funds	809,376	817,084
Total dividends, interest and other	6,865,498	5,593,636

Net appreciation (depreciation) in fair value of investments:
Applied Industrial Technologies, Inc. Stock Fund	19,144,118	8,830,146
Mutual funds	27,105,914	(7,545,355)
Total net appreciation in fair value of investments	46,250,032	1,284,791

Total investment income	53,115,530	6,878,427

Interest on participant notes receivable	414,392	474,370

Total additions	76,445,241	31,267,985

Deductions from net assets attributed to:
Distributions to participants	(50,787,419)	(26,386,417)
Administrative expenses	(680,563)	(666,792)
Total deductions	(51,467,982)	(27,053,209)

Net increase in net assets	24,977,259	4,214,776

Net assets available for benefits:
Beginning of year	391,471,046	387,256,270
End of year	$416,448,305	$391,471,046

See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012 AND 2011

1. DESCRIPTION OF THE PLAN

The following description of the Applied Industrial Technologies, Inc. Retirement Savings Plan (the “Plan”) is provided for general purposes only. Participants and users of the financial statements should refer to the Plan document for more complete information.

General - The Plan was established for the purpose of encouraging and assisting domestic employees of Applied Industrial Technologies, Inc. and its subsidiaries (the “Company”) to provide long-term, tax-deferred savings for retirement. The Plan is subject to reporting and disclosure requirements, minimum participation and vesting standards, and fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Administration - The Plan is administered by the Company. The Company's powers and duties relate to making participant and employer contributions to the Plan, establishing investment options, authorizing disbursements from the Plan, and resolving any questions of Plan interpretation. The record keeper and trustee for the assets of the plan is Wells Fargo Bank, N.A. (“Wells Fargo”).

Participant Accounts - Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings (losses), and (c) administrative expenses. Allocated expenses are based on participant contributions, account balances, or can be per capita, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested portion of their account.

Participation and Contributions - All eligible employees may participate in the Plan on the first payroll period following 30 days of employment. Eligible employees may elect to make pretax contributions to the Plan ranging from 1% to 50% of compensation, subject to limitations under the Internal Revenue Code. For those eligible employees who do not make a contribution election, their compensation is automatically reduced by 2% and contributed on their behalf to the Plan until superseded by a subsequent contribution election.

The Company may make additional discretionary contributions to the Plan, including, but not limited to, matching contributions equal to a percentage of participant pretax contributions not in excess of 6% of the participant's compensation, and profit-sharing contributions as determined annually. Any employer matching contribution is typically paid to the plan monthly and participants must be employed during the last pay period of the month to receive the monthly match. Employer matching contributions consist of cash which is then used by the plan trustee to purchase shares of Applied Industrial Technologies, Inc. common stock on the open market. For the first, second, third and fourth quarters of 2012, the employer match on participant contributions was $0.35, $0.50, $0.50, and $0.50 of every eligible employee dollar contributed. For the first, second, third and fourth quarters of 2011, the employer match on participant contributions was $0.50, $0.75, $0.50 and $0.50 of every eligible employee dollar contributed.

The Plan permits catch-up contributions for participants who are age 50 or older and defer the maximum amount allowed under the Plan. Maximum catch-up contribution limits were $5,500 for 2012 and 2011.

The Company may also make a profit-sharing contribution to the Plan annually. Participants must be employed on June 30 of such Plan year and have completed at least one year of service, as defined in the Plan agreement, as of June 30 to be eligible to receive an allocation of the profit-sharing contribution. Additionally, the Company may contribute a special profit-sharing contribution to individuals who retire after attaining age 55 and completing 10 years of service, as more fully described in the Plan document.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012 AND 2011

Profit-sharing contributions are allocated to each participant's profit-sharing contribution account based upon the ratio of each participant's eligible compensation to the aggregate compensation of all participants eligible to receive a profit-sharing contribution. Profit-sharing contributions were $7,255,000 and $6,714,000 for the years ended December 31, 2012 and 2011, respectively.

Contributions are excluded from participants' taxable income until such amounts are received by them as a distribution from the Plan.

The Plan provides for rollover contributions (amounts distributed to participants from certain other tax-qualified plans) and transfer contributions (amounts transferred from certain other tax-qualified plans) by or on behalf of an employee in accordance with procedures established by the Company.

Investment of Contributions - Participants elect investment of profit-sharing and pretax contributions in 1% increments to any of several investment funds or options. The portion of the Plan that is invested in the Applied Industrial Technologies, Inc. Stock Fund is intended to be an Employee Stock Ownership Plan (“ESOP”) under Code Section 4975 (e)(7) and ERISA Section 407 (d)(6).
Participants may elect to change their investment elections as to future contributions and may also elect to reallocate a portion or all of their account balances among the investment choices in increments of 1% of the total amount to be reallocated. Participants are able to transfer any portion (up to 100%) of their matching contribution account from the Applied Industrial Technologies, Inc. Stock Fund into other investment funds under the Plan. All such elections are filed with the Trustee and become effective daily.
The value of the Applied Industrial Technologies, Inc. common stock and other funds and the interest of individual participants under each investment are calculated daily (daily valuation).

Vesting and Distributions - Each participant is immediately and fully vested in their participant contributions and earnings thereon. Participants vest in matching employer contributions and profit-sharing contributions at a rate of 25% for each year of eligible service, becoming completely vested after four years, or at death, termination of employment due to physical or mental disability (determined by the Company upon the basis of a written certificate of a physician selected by it), or normal retirement as defined in the Plan.

Upon termination of employment, participants may receive lump-sum or installment distributions of their vested account balances as soon as administratively possible. Distributions can be made in the form of Company stock, cash, or a combination thereof. The Plan permits hardship withdrawals, if the hardship criteria are met, or in-service distributions at age 59 1/2. Hardship withdrawals and in-service distributions can be taken from participant rollovers, salary deferrals, and catch-up contributions.

Forfeitures - Forfeitures of nonvested amounts are used to reduce future matching employer contributions. Total forfeitures were $86,841 in 2012 and $113,500 in 2011.

Participant Notes Receivable - Participants may borrow (from their pre-tax contributions, rollover contributions and transferred contributions) a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the aggregate sum of the participant's accounts. Participant notes receivable terms range from 1-5 years or up to 10 years if used for the purchase of a primary residence. Participant notes receivable that originated from merged plans are also reflected in participant notes receivable in the Plan's financial statements; these participant notes receivable are to be repaid to the Plan in accordance with their original terms. Participant notes receivable are collateralized by the balance in the participant's accounts and bear interest at market rates prevailing at the time the participant note receivable originated. Principal and interest are paid ratably through bi-weekly payroll deductions. Funds cannot be borrowed from the profit-sharing or Company matching contributions.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012 AND 2011

Plan Termination - The Plan was adopted with the expectation that it will continue indefinitely. The Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In the event of termination of the Plan, all participants will immediately become fully vested in their accounts.

Tax Status of the Plan - The Plan obtained its latest determination letter dated July 12, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving this determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Party-in-interest Transactions - Certain plan assets are in investment funds managed by Wells Fargo or its affiliates. Wells Fargo is the trustee of the Plan; therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed in the preparation of the Plan's financial statements.

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The related activity is presented at contract value in the Statements of Changes in Net Assets Available for Benefits.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments - Investments are accounted for at cost on the trade date and are reported in the Statements of Net Assets Available For Benefits at fair value, except for investments in stable value funds (such as the Riversource Fund), which are valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the Riversource Fund, which is a common collective trust, is valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. The investment in Applied Industrial Technologies, Inc. common stock is valued using the year-end closing price listed by the New York Stock Exchange. Mutual funds are stated at values using year-end closing prices for each of the funds or quoted market prices. See Note 4, “Fair Value Measurements” for additional disclosures relative to the fair value of the investments held in the Plan.

Participant Notes Receivable - Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.

Risks and Uncertainties - In general, investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term, and such changes could materially affect the amounts reported in the financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012 AND 2011

Benefit Payments - Distributions to participants are recorded by the Plan when payments are made.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan.

3. INVESTMENTS

The Plan provides that, in accordance with the investment objectives established by the Company, the trustee of the Plan shall hold, invest, reinvest, manage and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries.

Plan investments exceeding 5% of net assets available for benefits as of December 31, 2012 or 2011 were as follows:

Description of Investment	2012	2011
At fair value:
Applied Industrial Technologies, Inc. Common Stock (a portion of which is non-participant directed)	$112,018,456	$102,423,526
American Fundamental Investors Fund (Class A)	35,913,594	34,424,463
PIMCO Total Return Fund (Admin)	37,930,956	36,349,405
American EuroPacific Growth Fund (Class A)	27,487,683	25,605,203
AIT Large-Cap Growth Portfolio	26,231,193	24,141,422
T. Rowe Price Mid-Cap Growth Fund	20,723,375	20,518,698

At contract value:
Riversource Trust Income Fund II	60,783,493	62,389,216

4. FAIR VALUE MEASUREMENTS

Accounting standards require certain assets and liabilities be reported at fair value on the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

The Plan estimates the fair value of financial instruments using available market information and generally accepted valuation methodologies. Fair value is defined as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs used to measure fair value are classified into three tiers. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan's assessment of the significance of particular inputs to these fair value measurements require judgment and considers factors specific to each asset or liability.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012 AND 2011

The following tables present information about the Plan's assets measured at fair value on a recurring basis at December 31, 2012 and 2011, and the valuation techniques used by the Plan to determine those values. The Plan also holds other assets not measured at fair value on a recurring basis, including cash and participant notes receivable. The fair value of these assets approximates the carrying amounts in the accompanying financial statements due to either the short maturity of the instruments or the use of interest rates that approximate market rates for instruments of similar maturity.

Financial assets and liabilities measured at fair value on a recurring basis are as follows. There are currently no items categorized as Level 3 within the fair value hierarchy.

		Fair Value Measurements at 12/31/12
	Recorded Value	Quoted Prices in Active Markets for Identical Instruments	Significant Other Observable Inputs
	December 31, 2012	Level 1	Level 2
Assets:
Applied Industrial Technologies, Inc. Stock Fund	$112,632,791	$112,632,791
Mutual Fund Investments:
Fixed income	48,316,767	48,316,767
Balanced	10,521,470	10,521,470
Retirement-year based	16,874,272	16,874,272
Equity	158,321,632	158,321,632
Common/Collective Trust Fund:
Stable value investment (A)	61,834,421		$61,834,421
Total	$408,501,353	$346,666,932	$61,834,421

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012 AND 2011

		Fair Value Measurements at 12/31/11
	Recorded Value	Quoted Prices in Active Markets for Identical Instruments	Significant Other Observable Inputs
	December 31, 2011	Level 1	Level 2
Assets:
Applied Industrial Technologies, Inc. Stock Fund	$104,161,215	$104,161,215
Mutual Fund Investments:
Fixed income	45,275,229	45,275,229
Balanced	10,119,223	10,119,223
Retirement-year based	12,005,198	12,005,198
Equity	147,721,748	147,721,748
Common/Collective Trust Fund:
Stable value investment (A)	63,340,181		$63,340,181
Total	$382,622,794	$319,282,613	$63,340,181

(A)
This class represents investments in an actively managed common collective trust fund. The fund invests primarily in investment contracts and a variety of fixed income investments which may include corporate bonds, both U.S. and non-U.S. municipal securities and wrapper contracts. Investments are valued at the fair value per share multiplied by the number of shares held as of the measurement date.

The Plan's policy is to recognize transfers in and transfers out of level 1, 2, and 3 fair value classifications as of the actual date of the event of change in circumstances that caused the transfer.

5. NONPARTICIPANT-DIRECTED INVESTMENTS

The Plan's only nonparticipant-directed transactions are contained within the Applied Industrial Technologies, Inc. Stock Fund, which includes both participant and nonparticipant-directed transactions. Information about the net assets and significant components of the changes in net assets relating to the Applied Industrial Technologies, Inc. Stock Fund are as follows:

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Net Assets:
Applied Industrial Technologies, Inc. Common Stock	$112,018,456	$102,423,526
Wells Fargo Advantage Heritage Money Market Fund	614,335	1,737,689
Total Net Assets	$112,632,791	$104,161,215

Change in Net Assets:
Contributions	$5,575,502	$6,331,133
Dividends	2,338,967	2,212,199
Interest	2,084	1,360
Net appreciation in fair value	19,144,118	8,830,146
Benefits paid to participants	(8,194,444)	(5,581,969)
Transfers to other participant-directed investments, net	(10,339,160)	(7,194,386)
Administrative expenses	(55,491)	(49,673)
Total Change in Net Assets	$8,471,576	$4,548,809

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

Employer ID Number: 34-0117420
Plan Number: 003

SCHEDULE H LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2012

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower,			Current
	Lessor or Similar Party	Description of Investment	Cost	Value

*	Applied Industrial Technologies, Inc. Stock Fund:
	Applied Industrial Technologies, Inc.	Common Stock - 2,666,469 shares	$55,696,730	$112,018,456
	Wells Fargo Advantage Heritage	Money Market Fund - 614,335 shares	614,335	614,335
	Applied Industrial Technologies, Inc. Stock Fund Total			112,632,791

	Common/Collective Trust Fund - at Contract Value
	Riversource Trust Income Fund II	Common Collective Trust - 1,963,925 shares	**	60,783,493

	Fixed Income Funds
	PIMCO Total Return Fund (Admin)	Mutual Fund - 3,374,058 shares	**	37,930,956
	Western Asset Tr-Core Port Fund (Inst)	Mutual Fund - 839,597 shares	**	10,385,811
	Total Fixed Income Funds			48,316,767

	Equity Funds
	American Fundamental Investors Fund (Class A)	Mutual Fund - 880,667 shares	**	35,913,594
	American EuroPacific Growth Fund (Class A)	Mutual Fund - 666,853 shares	**	27,487,683
	AIT Large-Cap Growth Portfolio:
	Vanguard Growth Index Fund	Mutual Fund - 242,624 shares	**	8,888,273
	JP Morgan Growth Advantage Fund	Mutual Fund - 857,913 shares	**	8,654,862
	Harbor Capital Appreciation Fund	Mutual Fund - 204,363 shares	**	8,688,058
	AIT Large-Cap Growth Portfolio Total			26,231,193
	T. Rowe Price Mid-Cap Growth Fund	Mutual Fund - 366,980 shares	**	20,723,375
	Prudential Jennison Small Company Fund	Mutual Fund - 519,383 shares	**	12,169,134
	American Washington Mutual Investors Fund A	Mutual Fund - 298,227 shares	**	9,307,671
	Vanguard 500 Index (Signal)	Mutual Fund - 69,085 shares	**	7,497,106
	American Beacon Sm Cap Value (Inst)	Mutual Fund - 305,133 shares	**	6,499,341
	Goldman Sachs Mid-Cap Value Fund (Inst)	Mutual Fund - 147,475 shares	**	5,794,295
	Cambiar Opportunity Fund (Institutional Cl)	Mutual Fund - 169,225 shares	**	3,024,051
	Principal Mid Cap (Institutional)	Mutual Fund - 155,826 shares	**	2,446,466
	Janus Overseas Fund (Class I)	Mutual Fund - 35,825 shares	**	1,227,723
	Total Equity Funds			158,321,632

	Retirement-Year Based Funds
	Vanguard Target Retirement Income	Mutual Fund - 189,332 shares	**	2,307,964
	Vanguard Target Retirement 2010	Mutual Fund - 3,273 shares	**	78,969
	Vanguard Target Retirement 2015	Mutual Fund - 210,343 shares	**	2,814,394
	Vanguard Target Retirement 2020	Mutual Fund - 151,783 shares	**	3,617,000

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

Employer ID Number: 34-0117420
Plan Number: 003

SCHEDULE H LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2012

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower,			Current
	Lessor or Similar Party	Description of Investment	Cost	Value

	Retirement-Year Based Funds (Continued)
	Vanguard Target Retirement 2025	Mutual Fund - 178,766 shares	**	2,429,431
	Vanguard Target Retirement 2030	Mutual Fund - 86,330 shares	**	2,018,392
	Vanguard Target Retirement 2035	Mutual Fund - 92,686 shares	**	1,305,942
	Vanguard Target Retirement 2040	Mutual Fund - 51,820 shares	**	1,201,190
	Vanguard Target Retirement 2045	Mutual Fund - 29,292 shares	**	426,202
	Vanguard Target Retirement 2050	Mutual Fund - 29,224 shares	**	674,788
	Total Retirement-Year Based Funds			16,874,272

	Balanced Funds
	BlackRock Global Allocation (I)	Mutual Fund - 530,583 shares	**	10,521,470

	Total Investments			407,450,425

	Notes Receivable From Participants
*	Participant notes receivable (with interest rates ranging from 4.25% to 10.90% and maturity dates ranging from January 2013 to July 2027)		**	8,997,880

	Total			$416,448,305

*	Represents a party-in-interest
**	Indicates a participant-directed fund. The cost disclosure is not required.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

Employer ID Number: 34-0117420
Plan Number: 003

SCHEDULE H LINE 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

(a)	(b)	(c)	(d)	(f)	(g)	(h)	(i)

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Expense Incurred With Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain

Category (iii) - A Series of Transactions in Excess of 5 Percent of Plan Assets

Applied Industrial Technologies, Inc.	Shares of Common Stock	$4,143,701		$2,173	$4,145,874	$4,143,701
			$11,857,303	$6,375	$6,267,941	$11,857,303	$5,582,987

Wells Fargo Advantage Heritage	Money Market Fund	$41,067,745		—	$41,067,745	$41,067,745	—
			$41,860,640	—	$41,860,640	$41,860,640	—

There were no category i, ii or iv transactions during the year.